May 25, 2006

Via EDGAR Transmission and Fax

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005;

Form 10-Q for the Quarter Ended March 31, 2006; and,

Form 8-K filed April 26, 2006

SEC File No. 000-50838

Dear Ms. Tillan:

On behalf of NetLogic Microsystems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated May 19, 2006 and concerning the Company’s Form 10-K for the Fiscal Year ended December 31, 2005, Form 10-Q for the Quarter ended March 31, 2006 and Form 8-K filed on April 26, 2006. For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Response to Staff’s Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 51

Note 1 – The Company and Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 58

1. Please refer to prior comment 4. On page 20, you disclosed the following:

“As a result of acquiring Cypress Semiconductor’s Network Search Engine Products on February 15, 2006, we began selling some of the acquired products through a

Ms. Kate Tillan

Securities and Exchange Commission

May 25, 2006

distributor previously used by Cypress. The distributor has sole authority to accept returns from end customers in the ordinary course of business. Because we recognize revenue when the distributor sells product to end customers, returns from end customers to our distributor reduce our reported sales. We have no direct control over our distributor’s policies or practices on accepting customer returns and may have no forewarning of significant customer returns. Consequently, large returns could have an unexpected material adverse impact on our sales.” [emphasis added]

•	Please reconcile your response with the disclosure on page 20. Please be sure that your response and disclosure in future filings are consistent and include all of the significant terms of the arrangement.

•	Considering the above disclosure, please tell us the point at which your obligation to accept returns from the Cypress distributor has “substantially expired.” Refer to paragraph 6 of SFAS 48. Include a discussion of the factors that cause you to believe that the appropriate point to recognize revenue is upon sale to the end customer. Discuss how you account for the return obligations related to the Cypress distributor given your disclosure on page 20 that the distributor has “sole authority” to accept returns from end customers. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please specifically address paragraphs 6(f) and 8 of SFAS 48 and Question 1 of SAB Topic 13.A.4 (b).

Response:

The distributor has a limited stock rotation right which would not apply to product sold through to the end customer without our consent. The distributor does not have a right to return to us products returned by the end customer unless they are warranty returns. The distributor does have a right to accept returns from its end customers, which decision is within the distributor’s sole discretion. We would not be obligated to accept such returns, however, but might do so from time to time as a business accommodation. This has not occurred to date, however. Thus, it is the risk factor disclosure, and not the response to the Staff’s question above or the discussion of revenue recognition in the recent 10-Q, that should and will be revised in future filings.

2.	Please refer to prior comment 5. On page 13, you disclose that your “international stocking representative may also act as a sales representative and receive commission on sales of [y]our products.” You state that sales through international stocking sales representatives (“ISSR”) accounted for 13% and 12% and 22% of total revenue in 2005, 2004 and 2003. On page 39, you state that you recognize revenue at the time of shipment to you ISSRs. Please tell us more about the nature of your relationship with ISSRs which results in them acting as sales representatives and receiving commission on sales of your products. Tell us the significant terms of your agreements with the ISSRs. Discuss how you determine whether the ISSR may be acting as a sales representative and receive a commission as discussed on page 13.

Ms. Kate Tillan

Securities and Exchange Commission

May 25, 2006

Tell us in detail why you record revenue at the time of shipment to your sales representative in these cases.

Response:

To date, we have not implemented any arrangements with ISSRs in which any of them has acted as a sales representative receiving commission on sales of our products.

We will revise our future filings our disclosure on page 13 to eliminate the disclosure that our ISSRs may act as sales representatives and receive commissions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Financial Statements, page 3

Note 3. Business Combinations, page 8

3. Please tell us your consideration of paragraph 37(c) and 39 and Appendix A14 of SFAS 141 in determining that acquired intangible assets consisted solely of developed technology and backlog. In this regard we note that one of the reasons cited for the excess of the purchase price over the fair value of the net tangible assets acquired was an expanded customer base.

Response:

By stating “expanded customer base” we meant that we expanded our exposure to our existing customers. Prior to the acquisition the customers of the Cypress NSE business were essentially the same as our existing customers. By acquiring Cypress’ NSE assets, we were able to gain our market share in the low-end of the market with the same customers. Because we did not acquire material new customer relationships in the transaction, no intangibles associated with customer relationships were recorded.

In addition, we considered other possible intangible assets such as patents and a covenant not to compete. We did not separately assign value to them because either their value was embedded in the intangible assets already identified or had no value.

In future filings we will remove the reference to an expanded customer base as a reason for recording goodwill.

4. We note that you allocated $10.7 million of the purchase price to in-process research and development expense. Due to the significance of this amount, please provide the following disclosures in MD&A in future filings separately by major IPR&D project:

•	The nature of the major projects acquired, a summary of values assigned to each major project, and the projected costs to complete each major project.

Ms. Kate Tillan

Securities and Exchange Commission

May 25, 2006

•	The status of the development and complexity or uniqueness of the work completed at the acquisition date, including the stage of completion at the acquisition date.

•	The nature of the remaining efforts for completion and the date you expect to begin to benefit from the IPR&D.

Please note that in future filings you should disclose in MD&A the status of your efforts for the completion of the R&D projects and the impact from any delays. Additionally, you should explain any material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) your expected return on investment, future results and financial condition.

Response:

In future filings we will expand our MD&A discussion of IPR&D projects to include the foregoing disclosures.

5. Please refer to prior comment 8. We note that your continued presentation of “pro forma net income (loss)” in your reconciliation of GAAP net income (loss) to the non-GAAP net income (loss). As noted previously, the pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response:

In future filings we will not use titles or descriptions for our non-GAAP financial measures that are the same as, or confusingly similar to, titles of descriptions used for GAAP financial measures.

6. We note that you refer to the amortization of intangibles as a “one-time” expense associated with the cost of the acquisition and as “non-recurring”. You state this as the basis for excluding this expense in you non-GAAP presentation. Since this amount appears to be an expense that will recur for at least the amortization period of the acquired intangible (five years), it does not appear appropriate to refer to the item as non-recurring or to remove the expense on that basis in your calculation of non-GAAP income or loss. Please revise future filings to comply. See Question 9 of FAQ Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, June 13, 2003.

Ms. Kate Tillan

Securities and Exchange Commission

May 25, 2006

Response:

We use the non-GAAP measures that exclude the amortization of intangibles internally to make strategic decisions, forecast future results and evaluate the Company’s current performance. We concur that the amortization of the intangible assets recorded as a result of our acquisition of assets of the Cypress NSE business will recur for the remainder of their estimated useful lives. However, we believe the presentation of non-GAAP measures that exclude the amortization of intangibles is useful to investors because we do not consider these charges part of the day-to-day business or reflective of the core operational activities of the Company that are within the control of management or that would be used to evaluate management’s operating performance. We agree that GAAP net income or loss including these charges will measure the Company’s annual performance, including the effectiveness of an acquisition such as this one, but believe these additional non-GAAP financial measures are also useful to investors.

7. You include a reconciliation of non-GAAP net income (loss) per share. The calculation of this amount includes both a numerator (non-GAAP net income (loss)) and a denominator (non-GAAP diluted weighted average shares). When you present a ratio where a non-GAAP financial measure is the numerator and/or the denominator in the calculation of that ratio, you must provide a reconciliation with regard to each non-GAAP financial measure used in the calculation. That is, you must provide a separate reconciliation for the numerator and the denominator. See footnote 27 of Regulation G. Please comply in future filings.

Response:

In future filings we will provide a separate reconciliation for the numerator and the denominator where we present a ratio that is based on a non-GAAP financial measure.

8. With respect to your use of a per share measure that is not calculated using a share figure that is presented on a diluted based in accordance with GAAP, you should consider whether this presentation complies with the requirement of Regulation G that a registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading. See footnote 49 of Regulation G. In addition, your current disclosure does not appear to sufficiently explain the reasons why you believe this presentation provides useful information to investors.

Response:

We will provide in future filings material facts necessary, such as a reconciliation of the numerator and the denominator used to calculate a non-GAAP financial measure, in order to present the non-GAAP financial measure, in compliance with Regulation G and Regulation S-K item 10(e).

*    *    *

Ms. Kate Tillan

Securities and Exchange Commission

May 25, 2006

Should you have any questions or additional comments regarding our response to the Staff’s comments, the Company’s Form 10-K for the Fiscal Year ended December 31, 2005, Form 10-Q for the Fiscal Quarter ended March 31, 2006 or Form 8-K filed on April 26, 2006, please contact me at (650) 961-6676, extension 168.

Very truly yours,

/s/    Donald Witmer

Donald Witmer

Chief Financial Officer

cc:	Alan Kalin, Esq.